K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

April 26, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust”) — File No. 333-23027 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 27, 2017, accession no. 0001133228-17-002921 (the “Amendment”). The Amendment was filed for the purpose of updating financial information in the Registration Statement for John Hancock Collateral Trust, the sole series of the Trust (the “Fund”), and making other nonmaterial changes.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Part A Comments

1.	Comment — The staff notes that the investment policies described under “Item 9. Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings” closely resemble those of a money market fund that operates in accordance with Rule 2a-7 under the 1940 Act. The staff believes that the Fund should either fully comply with Rule 2a-7 or revise its investment policies to avoid the perception that it is holding itself out to the public as a money market fund.

Response — The Trust does not believe that the Fund could be perceived to be holding itself out as a money market fund. Currently, the Fund’s shares are made available only to affiliated John Hancock funds for cash collateral investment purposes. Those John Hancock funds invest in the Fund’s shares in accordance with an exemptive order from the SEC that permits such funds: (a) to invest uninvested cash and cash collateral in: (i) affiliated money market funds and/or short-term bond funds; or (ii) one or more affiliated entities that operate as cash management investment vehicles and that are excluded from the definition of investment company under Section 3(c)(1) or 3(c)(7) of the 1940 Act; and (b) to engage in certain transactions otherwise prohibited by Section 17(a) of the 1940 Act (the “Order”).1

[1]	John Hancock Capital Series, et al., File No. 812-12969; Release Nos. IC-27224, Feb. 15, 2006 (notice) and IC-27261, March 14, 2006 (order).

The Amendment also prominently discloses in “Explanatory Notes” the following:

[B]eneficial interests of the Fund are not being registered under the Securities Act of 1933, as amended (the “1933 Act”), because such interests will be issued solely by way of a “private placement” exempt from the registration requirements of the 1933 Act, applicable state securities laws pursuant to Rule 506 of Regulation D under the 1933 Act and comparable state law exemptions and/or through private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of the 1933 Act. With the exception of John Hancock Advisers, LLC and John Hancock Signature Services, Inc. [the Fund’s investment adviser and transfer and dividend paying agent, respectively], only certain investment companies advised by the investment advisor to the Fund, or by one of its affiliates, that are “accredited investors” within the meaning of Regulation D under the 1933 Act, may invest in the Fund.

Further, the Amendment clearly states that the Fund is not a money market fund within the meaning of Rule 2a-7 under the 1940 Act. The Trust believes that the Fund does not “hold itself out to investors as a money market fund or the equivalent of a money market fund” for purposes of Rule 2a-7(b).2 The Fund makes no statements to the effect that it is a money market fund in any “in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to the [1940] Act, including any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors that is required to be filed with the Commission by section 24(b) of the [1940] Act.”3 Also, because the name of the Fund does not include the terms “money market,” ‘‘cash,’’ ‘‘liquid,’’ ‘‘money,’’ ‘‘ready assets,’’ or similar terms, the Trust believes that the Fund’s name does not suggest that it is a money market fund, as prohibited by Rule 2a-7(b).

In addition, under “Risks,” the Amendment states that “Although the Fund will comply with the rating, maturity and diversification requirements set forth herein, the Fund is not a money market fund within the meaning of Rule 2a-7 under the 1940 Act and does NOT seek to maintain a stable $1.00 share price.”

[2]	Rule 2a-7(b)(1).

[3]	Id.

The Trust believes that there is little likelihood that the public will consider the Fund to be a money market fund based on: (a) the fact that the Fund’s shares are sold only to affiliates of the Fund in private placements and not sold in a public offering; (b) the statement in the Amendment that Fund is not a money market fund within the meaning of Rule 2a-7; and (c) the fact that only John Hancock funds invest in the Fund (in addition to investments made by the Fund’s adviser and distributor for administrative purposes). For the reasons set forth in this response, the Trust respectfully declines to change any of its investment policies in response to this comment.

2.	Comment — Please clarify whether the Fund can engage in temporary defensive investing.

Response — Because of the short-term nature of the Fund’s investments, the Trust does not believe that it is necessary for the Fund to have a policy regarding temporary defensive investments that are inconsistent with its principal investment strategies.

Part B Comments

3.	Comment — Please state the date of Part B of the Amendment.

Response — The Trust will make the requested change.

4.	Comment — Under “Management of the Fund,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Please confirm that the disclosure under the Trustee compensation table under “C. Compensation of Trustees and Officers” complies with the provisions of Item 17(c)(1) of Form N-1A regarding pension or retirement benefits.

Response — The Trust so confirms. Further, the Trust will add the following disclosure at its next annual update: “The Trust does not have a pension or retirement plan for any of its Trustees or Officers.”

6.	Comment — Please explain supplementally why the Amendment discloses advisory fees paid only for the period from fiscal period from January 1, 2016 through December 31, 2016 rather than the last three fiscal years of the Fund as required by Item 19(a)(3) of Form N-1A.

Response — In future routine updates to its Registration Statement, the Trust will disclose advisory fees incurred and paid during the preceding three fiscal years.

7.	Comment — Under “The Subadvisory Agreement,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Please confirm that the Fund did not incur any brokerage commissions that should be disclosed under “Item 21. Brokerage Allocations and Other Practices.”

Response — The Trust so confirms.

* * * * *

The Trust, on behalf of the Fund, intends to incorporate any changes to the Fund’s Registration Statement made in response to the staff’s comments in the next routine update of the Registration Statement. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc: Harsha Pulluru, Assistant Secretary of the Trust